UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sociedad Quimica y Minera de Chile SA

(Name of Issuer)

Chemical and Mining Company of Chile Inc.

(Name of Issuer Translated Into English)

Series A Shares, without nominal (par) value

(Title of Class of Securities)

833636103

(CUSIP Number)

Kendrick T. Wallace, Senior Vice President and General Counsel
Yara International ASA
Bygdøy Allé 2
N-0202 Oslo
Norway
Phone: (47) 24 15 70 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:	Donald H. Meiers
Steptoe & Johnson LLP
1330 Connecticut Avenue, N.W.
Washington, D.C. 20036

September 15, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D

CUSIP No. 833636103

1.	Names of Reporting Persons

Yara International ASA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)............................................................................ ☐

(b)............................................................................ ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) ...........OO.......... See response to Item 3 of this Schedule 13D.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)......................................☐

6.	Citizenship or Place of Organization Norway

Number of	7.	Sole Voting Power — 0 shares
Shares
Beneficially	8.	Shared Voting Power — 59,557,332 shares
Owned by
Each	9.	Sole Dispositive Power — 0 shares
Reporting
Person With	10.	Shared Dispositive Power — 59,557,332 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person — 59,557,332 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 41.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

     The name of the issuer is Sociedad Quimica y Minera de Chile S.A. (“SQM”), a Chilean corporation with its principal executive offices located at El Trovador 4285, PISO 6, Santiago, Republic of Chile. This statement relates to SQM’s Series A shares, without nominal (par) value.

Item 2. Identity and Background.

     (a) - (c); (f) Yara International ASA (“Yara”) is a public limited liability company organized under the laws of the Kingdom of Norway. The address of its principal executive offices is Bygdøy Allé 2, N-0202, Oslo, Norway. Yara and its consolidated subsidiaries (collectively, the “Yara Group”) are engaged in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. The Yara Group also distributes and sells a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties.

     (d) and (e) During the last five years, Yara has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 24, 2004, Norsk Hydro ASA, a public limited liability company organized under the laws of the Kingdom of Norway (“Hydro”) effected a demerger (the “Demerger”) whereby it transferred all assets, rights and liabilities primarily relating to its Agri business to Yara. The transferred assets consisted primarily of shares, partnership interests and other financial interests held by Hydro in companies (including minority interest companies) and partnerships forming the business activities of Hydro Agri. This included Hydro’s 49% indirect equity interest, through its affiliate, Norsk Hydro Holland B.V., a Netherlands corporation (“Hydro Holland”), in Inversiones SQNH S.A., a Chilean closed corporation (“SQNH”), as well as a separate equity interest in Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”) . SQNH indirectly owns approximately 41.7% of the Series A shares of SQM through its interest in Pampa Calichera. In exchange for Hydro’s transfer to Yara of the assets, rights and liabilities primarily relating to its Agri business, Yara issued to the holders of Hydro shares one of Yara’s shares for each Hydro share outstanding on the date the Demerger was completed. The Yara shares issued in the Demerger represented 80% of Yara’s total outstanding shares at the time of the completion of the Demerger.

     In accordance with the terms of the Demerger, Hydro Holland’s interest in SQNH was transferred to Yara Nederland B.V., a member of the Yara Group, on September 15, 2004.

     On October 22, 2004, Yara Nederland B.V. sold 2.2% of the shares held directly in Pampa Calichera to Inversiones SQ Holding S.A. “(“SQH”), which holds the remaining 51% interest in SQNH not held by Yara Nederland BV. This transaction did not alter the amount of Yara’s indirect equity interest in the Series A shares of SQM.

Item 4. Purpose of Transaction.

     See the response to Item 3 above.

Item 5. Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Class of Securities Beneficially Owned. Yara, through its interest in Yara Nederland B.V., holds a 49% equity interest in SQNH. SQNH, in turn, holds a 89.47% interest in Norte Grande, S.A (“Norte Grande”). Norte Grande holds a 77.76% interest in Sociedad de Inversiones Oro Blanco S.A. (“Blanco”). Blanco, in turn, holders a 66.67% interest in Pampa Calichera. Pampa Calichera, in turns, holds 52,434,256 Series A shares of SQM, representing approximately 32.5% of the outstanding Series A shares of SQM. In addition, Pampa Calichera indirectly holds 7,123,076 Series A shares of SQM through Pampa Calichera’s wholly-owned subsidiary, Global Mining Investment Inc. The aggregate holding, direct and indirect, of Pampa Calichera of the Series A shares of SQM, 59,557,332, representing approximately 41.7% of the outstanding shares of such class of securities, are deemed to be beneficially owned by Yara.

     (b) Number of Shares as to which Yara has Sole or Shared Power to Vote or Dispose of. The number of shares beneficially owned by Yara as to which it has

(i)	sole power to vote or direct the vote:	None

(ii)	shared power to vote or to direct the vote:	59,557,332

(iii)	sole power to dispose or direct the disposition of:	None

(iv)	shared power to vote or direct the disposition of:	59,557,332

     (c) Transactions in the Series A Shares within the Last 60 Days. On December 21, 2004, Pampa Calichera acquired 6,000,000 Series A shares of SQM on the Santiago Stock Exchange at market price. These shares are reflected in the aggregate number of Series A shares of SQM held, directly or indirectly, by Pampa Calichera set forth in this Schedule 13D.

     (d) Other Persons with Right to Receive Dividends or Proceeds from Sales of Series A Shares. Other than the entities in the chain of equity ownership identified in Item 5(a), none.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	English translation of Share Purchase
Agreement on Shares Issued by Inversiones SQNH
S.A.; Norsk Hydro Holland B.V. to Yara
Nederland B.V.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2005	/s/ Kendrick T. Wallace

Name: Kendrick T. Wallace
Title: Senior Vice President and
General Counsel
Yara International ASA

EXHIBIT INDEX

Exhibit No.	Description

1	English translation of Share Purchase
Agreement on Shares Issued by Inversiones SQNH
S.A.; Norsk Hydro Holland B.V. to Yara
Nederland B.V.